--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                             ---------------------

                                SCHEDULE 13E-3/A

                               (AMENDMENT NO. 1)
                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)

                            ------------------------

                               STOLT-NIELSEN S.A.
                (Name of the Issuer and Person Filing Statement)

                         ------------------------------

                          COMMON SHARES, NO PAR VALUE
                       OPTIONS TO PURCHASE COMMON SHARES
                         (Title of Class of Securities)
                                   L88742108
                     (CUSIP Number of Class of Securities)

                         ------------------------------

                              ALAN B. WINSOR, ESQ.
                               STOLT-NIELSEN INC.
                            EIGHT SOUND SHORE DRIVE
                              GREENWICH, CT 06836
                                 (203) 625-3667
  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                         ------------------------------

                                    COPY TO:
                              GREGORY PRYOR, ESQ.
                                WHITE & CASE LLP
                          1155 AVENUE OF THE AMERICAS
                               NEW YORK, NY 10036
                                 (212) 819-8200

                            ------------------------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                  INTRODUCTION

    This Amendment No. 1 amends and supplements the Rule 13e-3 Transaction Statement filed on January 21, 2000 (as amended and supplemented, the "Schedule 13E-3") relating to an offer by Stolt-Nielsen S.A., a company organized under the laws of Luxembourg (the "Company"), to exchange one Class B Share, no par value (together, the "Class B Shares"), for each outstanding Common Share, no par value (together, the "Common Shares"), and one option to purchase one Class B Share (together, the "Class B Options") for each outstanding option to purchase one Common Share (together, the "Common Options"). This offer is being made on the terms and conditions set forth in the Offering Circular dated January 21, 2000 (the "Offering Circular") and the related Letter of Transmittal (which, as they may be amended or supplemented from time to time, together constitute the "Exchange Offer"). Capitalized terms used herein and not otherwise defined have the meanings ascribed thereto in the Offering Circular.

    On January 28, 2000, the OSE informed the Company that it had reviewed and approved the supplemental offering materials to be provided to Norwegian Shareholders. Such materials consist of (i) a supplement (the "Norwegian Supplement") containing certain disclosure responsive to technical requirements of the Norwegian Securities Trading Act of 1997, (ii) the 1998 Annual Report (incorporated by reference in the Offering Circular), (iii) the Company's Report on Form 6-K filed with the SEC on October 13, 1999 (incorporated by reference in the Offering Circular) and (iv) the Company's Articles.

    The full text of the Norwegian Supplement is set forth in Exhibit (d)(11) and is incorporated herein by reference.

ITEM 17. MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT
NUMBER                                         DESCRIPTION
-------                                        -----------
Exhibit (d)(11)        Norwegian Supplement.

Exhibit (d)(12)        Form of letter to brokers, dealers, commercial banks, trust companies and other nominees regarding materials to be
                       delivered to Norwegian Shareholders.

Exhibit (d)(13)        Form of letter to clients of brokers, dealers, commercial
                       banks, trust companies and other nominees who are Norwegian
                       Shareholders.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 28, 2000                                STOLT-NIELSEN S.A.

                                                       By:  /s/ JAN CHR. ENGELHARDTSEN
                                                            -----------------------------------------
                                                            Name: Jan Chr. Engelhardtsen
                                                            Title:  Chief Financial Officer

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                                         DESCRIPTION
-------                                        -----------
Exhibit (d)(11)        Norwegian Supplement.

Exhibit (d)(12)        Form of letter to brokers, dealers, commercial banks, trust companies and other nominees regarding materials to be
                       delivered to Norwegian Shareholders.

Exhibit (d)(13)        Form of letter to clients of brokers, dealers, commercial
                       banks, trust companies and other nominees who are Norwegian
                       Shareholders.